

July 19, 2011

Via E-mail
Joshua Bleak, President
Continental Resources Group, Inc.
3266 W. Galveston Drive, Suite 101
Apache Junction, AZ 85120

> **Re: Continental Resources Group, Inc.**
> **formerly known as American Energy Fields, Inc.**
> **Item 4.02 Form 8-K**
> **Filed July 15, 2011**
> **File No. 333-152023**

Dear Mr. Bleak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Item 4.02, filed July 15, 2011

1. Please amend your filing to clarify whether you have provided your independent accountant with a copy of the disclosures you made in your filing no later than the day that the disclosures were filed and whether you have requested the independent accountant to furnish to you as promptly as possible a letter stating whether the independent accountant agrees with the statements made by you in your Form 8-K and, if not, stating the respects in which it does not agree. Please note that you must also amend your filing to include the independent accountant's letter as an exhibit no later than two business days after your receipt of the letter. Refer to Instructions to Form 8-K, Item 4.02 (c), which may be found at http://www.sec.gov/about/forms/form8-k.pdf.

2. Please tell us when you intend to amend your Form 10-Q for the quarter ended December 31, 2010, to file restated interim financial statements. Please also tell us whether you have quantified the impact of the restatement and, if so, the amounts of the restatement.

3. When you amend your Form 10-Q to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Sandy Eisen at (202) 551-3864 or me at (202) 551-3489.

Sincerely,
/s/ Brad Skinner
Brad Skinner
Senior Assistant Chief Accountant